

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 5, 2011

Michael G. Jamieson
Chief Executive Officer
MAM Software Group, Inc.
Maple Park, Maple Court
Barnsley, UK S75 3DP

> **Re: MAM Software Group, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 5, 2010**
> **File No. 000-27083**

Dear Mr. Jamieson:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile at (212) 980-5192</u>
David E. Danovitch, Esq.
Gersten Savage LLP